Exhibit 21.1

LIST OF SUBSIDIARIES

Name	State or Country of Incorporation
RI Finance, Inc.	Delaware
RIC Investments, Inc.	Delaware
RI Licensing, Inc.	Delaware
Respironics (HK) Ltd.	Hong Kong
RCM Manufacturing, Inc.	Philippines
Sigma Manufacturing Ltd.	Hong Kong
Wegot Investment Ltd.	Hong Kong
Respironics Medical Products (Shenzhen) Ltd.	PRC
Respironics Technotrend Ltd.	Hong Kong
Respironics Technologies Ltd.	Hong Kong
Respironics France S.A.R.L.	France
Respironics Colorado, Inc.	Colorado
Respironics Deutschland GmbH and Co. KG	Germany
Respironics Verwaltungsgesellschaft mbH	Germany
Respironics California, Inc.	California
Respironics Healthscan, Inc.	New Jersey
Respironics Brussels, S.A.	Belgium
Healthdyne U.K. Limited	United Kingdom
Respironics International, Inc.	Delaware
Respironics International Global Enterprises, Inc.	Delaware
Respironics Netherlands B.V.	Netherlands
Fuji RC Kabushiki Kaisha	Japan
Respicare Hokkaido	Japan
Respironics Novametrix, LLC	Delaware
Children’s Medical Ventures, LLC	Delaware